December  27, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance

Re:	Constellation Energy Corporation Registration Statement on Form 10-12B (File No. 001-41137) CIK No. 0001868275

Ladies and Gentlemen:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10-12B of Constellation Energy Corporation so that it may become effective at 2:00 p.m., Eastern Time, on December 29, 2021, or as soon as possible thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sidley Austin LLP, by calling Richard W. Astle at 312-853-7270 or Tiffany Chan at 312-853-7602.

[Signature appears on next page]

December  27, 2021

Very truly yours,

/s/ Carter C. Culver
Name: Carter C. Culver
Title: Assistant Secretary

cc:

Richard W. Astle, Sidley Austin LLP

Tiffany Chan, Sidley Austin LLP

Brian Buck, Exelon Corporation